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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                         National Penn Bancshares, Inc.
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                                (Name of Issuer)

                        Common Stock (Without Par Value)
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                         (Title of Class of Securities)

                                     637138
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                                 (CUSIP Number)


          James K. Overstreet, 315 Natalie Road, Phoenixville, PA 19460
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 25, 2003
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 637138                   Schedule 13D
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             James K. Overstreet             SS # ###-##-####

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
        (a) [ ]
        (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS (See Instructions)

                                       PF

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

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                          7     SOLE VOTING POWER

                                           1,978,543
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NUMBER OF SHARES
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER
EACH REPORTING
 PERSON WITH                               145,405
                          ------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER

                                           1,978,543
                          ------------------------------------------------------

                          10    SHARED DISPOSITIVE POWER

                                           145,405
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           2,123,948

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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES  (See Instructions)

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           9.2%

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    14       TYPE OF REPORTING PERSON (See Instructions)

                                           IN

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

Item 1 - Security and Issuer
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The class of securities to which this statement, as amended, relates is the
Common Stock (without par value) of National Penn Bancshares, Inc., a publicly owned bank holding company. Its principal executive offices are located at Reading & Philadelphia Avenues, Boyertown, Pennsylvania, 19512.

Item 2 - Identity and Background
--------------------------------

This statement, as amended, is filed by James K. Overstreet, an adult individual, a citizen of the United States and of the Commonwealth of Pennsylvania, whose home address is 315 Natalie Road, Phoenixville, PA, 19460, and whose business address is 1330 Charlestown Road, Phoenixville, PA, 19460 (the "Investor").

Investor is a private individual engaged primarily in the mobile home and modular home fields.

Investor's involvement in the mobile home industry includes the re-outfitting of used mobile homes, the sale of new and used mobile homes, the ownership of mobile home parks, the renting of mobile home pads or spaces, and supplying utilities and sundry other services to mobile home park tenants.

Investor deals with a number of mobile home customers as outlined above. All of these customers are private individuals, and none accounts for as much as two percent of Investor's total receipts.

Investor owns, either alone or jointly with others, or through corporations which he controls, mobile home parks located in eastern Pennsylvania, north-central Pennsylvania, State of Delaware and central Florida.

Investor has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

Investor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The amounts of issued stock and acquisition of stock by dividend reinvestment plan are set forth below:

                              As of April 25, 2003
                              --------------------

                                                             # Shares Held
                                                             -------------
    James K. Overstreet                                        1,978,544

    James K. Overstreet and                                        7,635
       Evelyn M. Overstreet

    Evelyn M. Overstreet                                         112,232

    SOCO Enterprises Ltd                                          25,537

                   TOTAL                                       2,123,948
                                                               =========


Item 4 - Purpose of Transaction
--------------------------------

Investor's purpose regarding the shares of stock to which this statement, as amended, relates is purely as an investment, the Investor being convinced that the issuer to which these shares appertain has considerable growth potential and because of the general soundness with which the issuer's affairs are run.

Investor is filing this Amendment #5 to Schedule 13D to report the reduction in his percentage ownership to 9.2%, resulting from the issuer's issuance to others of 2,563,522 shares of common stock on February 25, 2003.


Item 5 - Interest in Securities of the Issuer
---------------------------------------------

As of April 25, 2003, Investor's total ownership is 2,123,948 shares or 9.2% of the issuer's outstanding shares of common stock (23,072,549 shares).

Investor has sole power to vote or to direct the voting, and sole power to dispose or to direct the disposition, of 1,978,543 shares.

Investor has shared power to vote or direct the voting, and shared power to dispose or to direct the disposition, of 145,405 shares. Others are:

          Evelyn M. Overstreet is the wife of the Investor. She resides at 315 Natalie Road, Phoenixville, Pennsylvania, 19460, with Mr. Overstreet, and is a private Individual not otherwise engaged in business.

          SOCO Enterprises is a Pennsylvania registered limited partnership with offices at P. O. Box 325, Muncy, PA, 17756. James K. Overstreet owns 43.75% of the partnership.

Investor has not effected any transactions in the common stock of the issuer in the past 60 days.

Item 6 - Contracts, Arrangements, Understandings, or Relationships with Respect
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to Securities of the Issuer
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Not applicable.


Item 7 - Material to be Filed as Exhibits
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Not applicable.



                                    Signature
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            June 25, 2003                      /s/ James K. Overstreet
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                Date                               James K. Overstreet
                                                   Signature